A Brand Like a Friend

RECEIVED

2007 AUG -7 A 3:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Datum / Date	02.08.2007	Abteilung / Dept.	FJ Law Group
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 8959
		Telefax / Fax	+49 211 798 2464
		E-Mail / E-mail	thomas-gerd.kuehn@de.henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

07025741

Dear Sirs,

Enclosed please find a copy of Henkel KGaA's information for Shareholders Q. 2, April - June 2007.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Kühn

Feuerpeil

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

dw 8/7

Encl.

Information for Our Shareholders

Q2

April – June 2007

Half Year Financial Report

A World of Brands


Henkel
LOCTITE
Dial
Purex
Pritt
Schwarzkopf
DIADERMINE
BRILLANCE
Ceresit
Somat
Persil
Taft
Liofol
GLISS KUR
Rubson
Sista

Quality from

Henkel

A Brand like a Friend

Henkel: Financial Highlights

in million euros

		Q2/2006	Q2/2007	Change[1]	1 – 6/2006	1 – 6/2007	Change[1]
Sales		3,230	3,293	1.9 %	6,278	6,530	4.0 %
Operating profit (EBIT)		359	339	–5.5 %	654	662	1.2 %
Laundry & Home Care		108	111	2.8 %	222	228	2.8 %
Cosmetics/Toiletries		95	98	3.0 %	169	180	6.5 %
Adhesives Technologies		187	162	–13.7 %	321	311	–3.4 %
Return on sales (EBIT)	in %	11.1	10.3	–0.8 pp	10.4	10.1	–0.3 pp
Earnings before tax		332	326	–1.8 %	593	619	4.4 %
Net earnings for the quarter/half-year		248	239	–3.6 %	433	449	3.7 %
Net earnings after minority interests		243	234	–3.7 %	424	439	3.5 %
Earnings per preferred share	in euros	0.57	0.54	–5.3 %	0.99	1.02	3.0 %
Earnings per ordinary share	in euros	0.56	0.53	–5.4 %	0.98	1.01	3.1 %
Return on capital employed (ROCE)	in %	15.9	15.4	–0.5 pp	14.5	15.0	0.5 pp
Capital expenditures on property, plant and equipment		95	114	20.0 %	181	221	22.1 %
Research and development expenses		86	91	5.8 %	167	176	5.4 %
Number of employees (as of June 30)		52,095	52,477	0.7 %	52,095	52,477	0.7 %

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Quarterly Report | Highlights Second Quarter 2007

Key Financials

Sales:
+1.9 percent

Organic growth:
+4.3 percent

Gross margin:
+1.1 percentage points to 46.9 percent

Operating profit (EBIT)
after adjusting for foreign exchange:
–3.6 percent

Earnings per preferred share (EPS):
–5.3 percent

Updated sales forecast 2007:
Organic growth of 4 to 5 percent

Key Facts

Organic growth rates of all business
sectors above rates of rise
in relevant markets

Double-digit sales increases
in the growth regions
(after adjusting for foreign exchange)

Expenditure on advertising grows
faster than sales

EBIT adjusted for one-time
gains and restructuring costs:
+6.4 percent

Innovations


Persil

Persil Liquid "Circle Bottle"

New for the Persil centennial:
exceptional ergonomics for
easy, clean and controlled
product dispensing.


NEU
Fa
Natural
Fa
DEODORANT
Natural

Fa Natural & Pure/
Natural & Soft

A new shower & bath care series
– inspired by nature.


LOCTITE.
5610 A&B
ADHESIVE SEALANT

Loctite 5610

A two-pack adhesive offering
outstanding performance in the
bonding and sealing of metal,
glass, ceramics and a broad
range of plastics.

Major Events

We have changed our internal organizational structure within our Adhesives area of competence. Effective April 1, 2007, the business sectors Consumer and Craftsmen Adhesives and Henkel Technologies were merged to form the new business sector Adhesives Technologies. For comparison purposes, the prior-year figures of the then independent business sectors have been added and disclosed under Adhesives Technologies for 2006.

On April 13, 2007, we sold certain European non-core activities in the Laundry & Home Care business sector to McBride plc. The transaction involved the sale of Chemolux S.à.r.l., a manufacturer of dishwashing detergents domiciled in Luxembourg, and the Chemtec brand under which household cleaners were manufactured and distributed in the UK.

Effective June 30, 2007, Dr. Jochen Krautter, Personally Liable Managing Partner of Henkel KGaA and long-time member of the Management Board, duly retired from the Management Board. The Adhesives Technologies business sector is now managed by Alois Linder.

Share Performance

The change of quotation involving a 1:3 split in Henkel shares was executed prior to market opening on June 18, 2007. This had been resolved by the Annual General Meeting on April 16, 2007 in order to increase the liquidity and attractiveness of Henkel shares.

Likewise on June 18, 2007, the Henkel preferred share was added to the Dow Jones Titans 30 Personal & Household Goods index. Hence Henkel now belongs to the 30 most important personal and household goods companies worldwide.

The price of the Henkel preferred share increased 6.0 percent above the closing price of the first quarter of 2007, from 36.89 euros to 39.09 euros. This meant that the Henkel preferred share grew less quickly than the DAX as a whole (+15.8 percent) and the benchmark industry index Dow Jones Euro Stoxx Consumer Goods, which rose 8.8 percent.

The annual report, our quarterly reports, the half year financial report, current data on Henkel shares as well as news, financial reports and corporate presentations can be found on the Investor Relations website at www.henkel.com/ir.

Performance of Henkel preferred share versus market in Q2 2007 in euros


45
40
35
March 30, 2007
36.89 euros
June 29, 2007
39.09 euros
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
April 2007
June 2007

Business Performance Second Quarter 2007

Sales increased to 3,293 million euros in the second quarter 2007. Compared to the prior-year figure, the growth rate was 1.9 percent. After adjusting for foreign exchange, sales rose by 3.9 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, again exceeded our guidance, rising to a gratifying 4.3 percent.

All our business sectors contributed to the organic sales growth achieved. Following a very strong first quarter, the organic growth rate of Laundry & Home Care normalized at 3.1 percent. Cosmetics/Toiletries achieved a sales increase of 4.3 percent, thus further supporting its ongoing good performance. However, the Adhesives Technologies business sector turned in the strongest performance with a rise of 4.8 percent.

Gross margin improved markedly compared to the prior-year quarter, by 1.1 percentage points to 46.9 percent. This increase was primarily due to higher prices, a smaller rise in raw material costs and increased capacity utilization. We again invested heavily both in our brands and in research and development. Consequently, marketing, selling and distribution expenses underwent a disproportionate rise of 5.9 percent. We likewise increased our expenditure on advertising and sales promotion with a rise in the mid single-digit percentage range. Our total investment in research and development was 91 million euros (+5.8 percent), putting our R&D ratio (R&D expenses as a percentage of sales) at 2.8 percent. By contrast, administrative expenses fell by 8.4 percent thanks to our cost-reduction activities and a decrease in project costs. The net balance from other operating income and charges fell from 53 million euros to 13 million euros. Included in the other operating income for the prior-year quarter were one-time gains amounting to 41 million euros arising from the divestment of our insulating glass sealant and rubber-to-metal bonding chemicals businesses, while in the current reporting period there was a one-time gain of 8 million euros generated by the sale of land in Turkey. Compared to the prior-year quarter, restructuring charges rose from 6 million euros to 14 million euros.

Operating profit (EBIT) decreased by 5.5 percent to 339 million euros, and by 3.6 percent after adjusting for foreign exchange. After adjusting for the one-time gains and the restructuring costs mentioned, EBIT rose by 6.4 percent, from 324 million euros to 345 million euros.

At 10.3 percent, return on sales (EBIT) was 0.8 percentage points below the level of the prior-year quarter. After adjusting for the one-time gains and restructuring costs, return on sales rose by 0.5 percentage points, from 10.0 percent to 10.5 percent. Return on capital employed (ROCE) amounted to 15.4 percent.

Net income from participations increased by 3 million euros to 24 million euros, due primarily to higher

Sales[1] in million euros

	Q2	1 – 6
2007	**3,293**	**6,530**
2006	**3,230**	**6,278**
Change versus previous year	1.9 %	4.0 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q2	1 – 6
Change versus previous year	**1.9 %**	**4.0 %**
Foreign exchange	–2.0 %	–2.8 %
After adjusting for foreign exchange	**3.9 %**	**6.8 %**
Acquisitions/divestments	–0.4 %	0.2 %
Organic	**4.3 %**	**6.6 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q2	1 – 6
2007	**339**	**662**
2006	**359**	**654**
Change versus previous year	–5.5 %	1.2 %
After adjusting for foreign exchange	–3.6 %	3.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2007	**10.3 %**	**10.1 %**
2006	**11.1 %**	**10.4 %**
Change versus previous year	–0.8 pp	–0.3 pp

pp = percentage points

Net earnings after minority interests in million euros

	Q2	1 – 6
2007	**234**	**439**
2006	**243**	**424**
Change versus previous year	–3.7 %	3.5 %

Earnings per preferred share in euros

	Q2	1 – 6
2007	**0.54**	**1.02**
2006	**0.57**	**0.99**
Change versus previous year	–5.3 %	3.0 %

income from our participation in Ecolab. Net interest expense improved by 11 million euros to –37 million euros. This is, among other things, due to higher income from the plan assets covering our German pension obligations. Net financial items increased by 14 million euros to –13 million euros. The tax rate rose to 26.7 percent. It should be noted in this context that the tax charge on the income from the sale of businesses in the Henkel Technologies business sector in the course of the prior-year quarter was low.

Due to lower EBIT, net earnings for the quarter fell by 3.6 percent to 239 million euros. After minority interests amounting to 5 million euros, net earnings for the quarter were 234 million euros (–3.7 percent). Earnings per preferred share amounted to 0.54 euros (–5.3 percent).

Regional Performance

Henkel: Key figures by region[1]**, Second Quarter 2007** in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Henkel
Sales April – June 2007	**2,111**	**646**	**178**	**298**	**60**	**3,293**
Sales April – June 2006	2,025	700	169	275	61	3,230
Change versus previous year	4.3 %	–7.7 %	5.2 %	8.4 %	–	1.9 %
After adjusting for foreign exchange	4.4 %	–1.1 %	7.8 %	11.4 %	–	3.9 %
Proportion of Henkel sales April – June 2007	**64 %**	**20 %**	**5 %**	**9 %**	**2 %**	**100 %**
Proportion of Henkel sales April – June 2006	63 %	22 %	5 %	8 %	2 %	100 %
EBIT April – June 2007	**265**	**69**	**16**	**21**	**–32**	**339**
EBIT April – June 2006	276	85	15	14	–31	359
Change versus previous year	–4.1 %	–18.0 %	1.5 %	44.4 %	–	–5.5 %
After adjusting for foreign exchange	–3.5 %	–11.4 %	4.4 %	50.7 %	–	–3.6 %
Return on sales (EBIT) April – June 2007	**12.5 %**	**10.8 %**	**8.7 %**	**7.1 %**	**–**	**10.3 %**
Return on sales (EBIT) April – June 2006	13.6 %	12.1 %	9.0 %	5.3 %	–	11.1 %

Henkel: Key figures by region[1]**, January – June 2007** in million euros

Regions	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	Henkel
Sales January – June 2007	**4,227**	**1,298**	**342**	**545**	**118**	**6,530**
Sales January – June 2006	3,934	1,384	325	512	123	6,278
Change versus previous year	7.5 %	–6.2 %	5.1 %	6.4 %	–	4.0 %
After adjusting for foreign exchange	8.2 %	1.5 %	11.4 %	10.8 %	–	6.8 %
Proportion of Henkel sales January – June 2007	**65 %**	**20 %**	**5 %**	**8 %**	**2 %**	**100 %**
Proportion of Henkel sales January – June 2006	63 %	22 %	5 %	8 %	2 %	100 %
EBIT January – June 2007	**512**	**147**	**27**	**33**	**–57**	**662**
EBIT January – June 2006	501	162	23	26	–58	654
Change versus previous year	2.1 %	–8.9 %	15.9 %	23.4 %	–	1.2 %
After adjusting for foreign exchange	2.9 %	–0.5 %	24.1 %	30.4 %	–	3.6 %
Return on sales (EBIT) January – June 2007	**12.1 %**	**11.4 %**	**7.8 %**	**6.1 %**	**–**	**10.1 %**
Return on sales (EBIT) January – June 2006	12.7 %	11.7 %	7.1 %	5.2 %	–	10.4 %

[1] calculated on the basis of units of 1,000 euros

We increased sales in the **Europe/Africa/Middle East** region by 4.3 percent, or 4.4 percent after adjusting for foreign exchange. All our business sectors reported higher sales. Again in Eastern Europe, sales grew in the double-digit range with all our business sectors contributing. In Western Europe, the growth dynamism of the first quarter slackened somewhat. Moreover, due to the divestment of marginal activities, sales revenues derived from private label Laundry & Home Care business, and from fragrances and perfumes business in the Cosmetics/Toiletries business sector, were absent from the total. We also disposed of a marginal operation in the form of our oils and fats business in Turkey. The sale of the associated site generated a one-time gain of 8 million euros. After adjusting for foreign exchange, operating profit for the region fell by 3.5 percent. It should be noted, however, that the prior-year quarter included the one-time gains amounting to 41 million euros arising from the disposal of businesses in the Henkel Technologies business sector. Consequently, return on sales – at 12.5 percent – was 1.1 percentage points below the figure for the prior-year quarter.

Sales in the **North America** region decreased by 7.7 percent, and by 1.1 percent after adjusting for foreign exchange. In the Adhesives Technologies business sector, business weakened due to unfavorable market conditions in the construction sector. In addition, we accepted a slight decrease in sales in the industrial segment as the consequence of implementing price increases and our greater focus on operations offering higher profitability. The cosmetics business in North America exhibited gratifying growth supported mainly by the innovations launched under the brands Dial and Right Guard. After adjusting for foreign exchange, operating profit fell by 11.4 percent, attributable to, among other things, a significant increase in advertising activity on behalf of our deodorants. Return on sales amounted to 10.8 percent.

Sales in the **Latin America** region increased by 5.2 percent, and by 7.8 percent after adjusting for foreign exchange. The growth came primarily from the Cosmetics/Toiletries and Adhesives Technologies business sectors. Operating profit in the Latin America region increased by 1.5 percent, and by 4.4 percent after adjusting for foreign exchange.

In the **Asia-Pacific** region, sales were 8.4 percent above the prior-year quarter, or 11.4 percent higher after adjusting for foreign exchange. This growth was primarily generated by the Adhesives Technologies business sector. Operating profit in the Asia-Pacific region increased by 50.7 percent after adjusting for foreign exchange. This rise too was largely due to the industrial business activities of Adhesives Technologies. At 7.1 percent, return on sales was 1.8 percentage points above the figure for the prior-year quarter.

Laundry & Home Care

Sales[1] in million euros

	Q2	1 – 6
2007	**1,024**	**2,093**
2006	**1,026**	**2,035**
Change versus previous year	–0.3 %	2.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q2	1 – 6
Change versus previous year	**–0.3 %**	**2.8 %**
Foreign exchange	–1.6 %	–2.5 %
After adjusting for foreign exchange	**1.3 %**	**5.3 %**
Acquisitions/divestments	–1.8 %	–2.2 %
Organic	**3.1 %**	**7.5 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q2	1 – 6
2007	**111**	**228**
2006	**108**	**222**
Change versus previous year	2.8 %	2.8 %
After adjusting for foreign exchange	5.7 %	5.6 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2007	**10.9 %**	**10.9 %**
2006	**10.6 %**	**10.9 %**
Change versus previous year	0.3 pp	0.0 pp

pp = percentage points

The **Laundry & Home Care** business sector reported an increase in organic sales of 3.1 percent. Foreign exchange and acquisitions/divestments had a negative impact of –3.4 percent. We were able to further increase sales generated in the Europe/Africa/Middle East region. Once again, Eastern Europe exhibited a strong sales dynamic with double-digit growth rates. As expected, sales in our Western European markets normalized following the exceptionally fast growth realized in the first quarter. Intensive competition and the change-over to ultra-concentrates influenced the results achieved in the North American market.

We increased operating profit by 5.7 percent after adjusting for foreign exchange. Return on sales improved by 0.3 percentage points to 10.9 percent. Return on capital employed (ROCE) rose by 1.4 percentage points to 16.0 percent.

During the period under review, we optimized our business portfolio through the sale of marginal activities in Luxembourg and the UK.

We increased sales in the *Laundry* segment, benefiting particularly from growth in our heavy-duty detergents and fabric softeners. April saw the market launch in Germany of "Persil 100 – Better than ever!", our largest brand relaunch of all times. We have improved our flagship brand in terms of its performance, fragrance and aesthetics. At the same time, we also modified the presentation of our other Western European premium detergent brands. As well as Persil, also sporting new, modern packaging designs are Le Chat, Wipp and Dixan. In Eastern Europe, we expanded the aromatherapy line of our fabric softener Silan through the new fragrances Happiness and Harmony.

The *Home Care* segment benefited from a number of successful innovations. In Europe, for example, we launched the gel toilet cleaner Bref Jumbo with antibacterial cleaning power. We also expanded our window cleaning brand Clin through the launch of an Apple variant, and further improved our Eastern European market positions in this segment. In Italy, we introduced a new hand dishwashing detergent in the form of Nelson Fruit Acids which, with fruit acids and extracts, naturally combines high degreasing power with a pleasant fragrance. In North America, we launched our first bath cleaner under the Soft Scrub brand.

Outlook

We continue to expect organic sales growth for 2007 to be above the market average. We expect to achieve a further increase in operating profit.

Cosmetics/Toiletries

Sales[1] in million euros

	Q2	1 – 6
2007	**769**	**1,473**
2006	**746**	**1,388**
Change versus previous year	3.2 %	6.1 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q2	1 – 6
Change versus previous year	**3.2 %**	**6.1 %**
Foreign exchange	-1.6 %	-2.3 %
After adjusting for foreign exchange	**4.8 %**	**8.4 %**
Acquisitions/divestments	0.5 %	3.2 %
Organic	**4.3 %**	**5.2 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q2	1 – 6
2007	**98**	**180**
2006	**95**	**169**
Change versus previous year	3.0 %	6.5 %
After adjusting for foreign exchange	4.7 %	9.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2007	**12.7 %**	**12.2 %**
2006	**12.7 %**	**12.1 %**
Change versus previous year	0.0 pp	0.1 pp

pp = percentage points

The **Cosmetics/Toiletries** business sector achieved organic sales growth amounting to 4.3 percent. This reaffirms the positive trend of recent quarters and was again well above the relevant market growth rate. In addition to continuing good developments in Western Europe, our business also performed particularly well in Eastern Europe and Latin America.

This is also reflected in operating profit, which shows an increase of 4.7 percent after adjusting for foreign exchange. At 12.7 percent, return on sales remained at the high level of the previous year. Return on capital employed (ROCE) increased by 1.3 percentage points to 17.1 percent.

The *Hair Cosmetics* business continued to achieve significant growth, setting a new record in terms of its market positions within Europe. The hair care business performed particularly well following the launch of the new products Schauma Kiwi Gloss and Gliss Kur Oil Nutritive. The focus within the colorants segment was on the introduction of Men Perfect, the first colorant for men, and also innovations with respect to the brands Blonde, Brillance Fashion Collection and Palette. Expansion of our market position in the styling segment was based primarily on the new Taft Volume line, gel innovations under the Taft brand and further rollouts of the trend-setting brand Got2b.

The *Body Care* business showed further considerable growth due in particular to the sustained high level of performance of our two major brands Fa and Dial. The launch of Fa Naturals as a shower gel and deodorant line met with encouraging demand throughout Europe. In the USA, Dial achieved an above-average increase in sales thanks to a portfolio relaunch and the newly introduced product line White Tea & Vitamin E. In addition, Right Guard made a significant impact on the US deodorant market with the introduction of its new RGX body spray.

The *Skin Care* business benefited from the launch of the anti-age innovation Diadermine 3D Wrinkle Filler Pen and the relaunch of the Aok brand in Germany.

In the *Oral Care* business, the focus was on the launch of the new Freshness variants to the Theramed 2in1 line.

The *Hair Salon* business again performed very well. The emphasis of our product activities in this segment was on the introduction of BlondMe, the first coloring, care and styling line developed especially for blonde hair, and on Bonacure Q10. Growth was also boosted by the relaunch of our exclusive care brand SEAH.

Outlook

We expect organic sales growth to be above the market average for fiscal 2007. We also expect to achieve a further increase in operating profit.

Adhesives Technologies

Sales[1] in million euros

	Q2	1 – 6
2007	**1,440**	**2,846**
2006	**1,397**	**2,732**
Change versus previous year	3.1 %	4.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development[1]

	Q2	1 – 6
Change versus previous year	**3.1 %**	**4.2 %**
Foreign exchange	–2.4 %	–3.5 %
After adjusting for foreign exchange	**5.5 %**	**7.7 %**
Acquisitions/divestments	0.7 %	0.8 %
Organic	**4.8 %**	**6.9 %**

[1] calculated on the basis of units of 1,000 euros

EBIT[1] in million euros

	Q2	1 – 6
2007	**162**	**311**
2006	**187**	**321**
Change versus previous year	–13.7 %	–3.4 %
After adjusting for foreign exchange	–11.7 %	–0.1 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q2	1 – 6
2007	**11.2 %**	**10.9 %**
2006	**13.4 %**	**11.8 %**
Change versus previous year	–2.2 pp	–0.9 pp

pp = percentage points

The **Adhesives Technologies** business sector continued to develop well. We increased sales by 3.1 percent compared to the prior-year quarter, with organic growth coming in at 4.8 percent. We again achieved double-digit sales increases in Eastern Europe, Africa/Middle East and Asia-Pacific. Western Europe and Latin America also generated encouraging results. Developments in North America were slower due to market conditions, especially in the construction sector.

The operating profit figure for the prior-year quarter included one-time divestment gains amounting to 41 million euros. After adjusting for this exceptional item, we achieved a significant EBIT increase thanks to strict cost management and increasing economies of scale arising from strong organic sales growth. We were also able to implement further price increases. Return on sales amounted to 11.2 percent, and return on capital employed (ROCE) was 17.6 percent.

In the *Consumer and Craftsmen* segment, the highest performers were once again our instant adhesives. The adhesive tapes business, on the other hand, showed a weaker development.

The *Building Adhesives* segment again produced above-average growth rates. Here, we benefited both from further brisk building activity in Eastern Europe and sustained recovery in important Western European sales markets.

The *Industry* segment continued to exhibit a very good growth. In North America, however, we accepted a slight decline in sales as the consequence of implementing price increases and our greater focus on operations offering higher profitability. Our business operating under the Loctite brand for industrial maintenance, repair and overhaul performed extremely well. In our North American automotive business, weakening due to the sluggish market, the measures initiated brought their first successes. Our business activities involving the aircraft and steel industries continued to exhibit strong growth. Here we were able to both expand our market position with innovative surface treatment products and successfully implement price increases.

Outlook

We continue to expect positive business developments. The raw material markets remain strained, although a degree of relaxation with respect to individual commodities is now apparent. We will continue to track developments, utilizing our market position in the course of the year to implement further selective price increases. We expect organic sales growth in 2007 to be above the market average. We expect to achieve a further increase in operating profit.

Underlying Trading Conditions

The world economy underwent significant growth during the first half year. While growth in the US economy was sluggish, Europe and the growth regions Eastern Europe, Latin America and Asia-Pacific showed substantial growth.

Consumer expenditure in Europe increased slightly. Although there was a loss of momentum in private consumption in the USA, it continued to stimulate economic growth. Private consumption in most of the emerging markets exhibited further strong growth.

Throughout the world, industrial expenditure outpaced private consumption. This also applied to Europe. While the manufacturing sector in the USA suffered from weak domestic demand, industrial performance remained dynamic in the growth regions, especially in Asia.

Developments in the customer industries relevant for Henkel were mixed. The global automotive industry experienced moderate expansion, supported primarily by the emerging markets. In North America, on the other hand, vehicle production underwent a decrease. In the electronics sector, growth in the semi-conductor industry declined worldwide. Both the packaging industry and the metals sector showed positive development worldwide. While the construction industry in the USA exhibited little dynamism, Europe continued to enjoy a brisk level of building activity.

Business Performance First Half 2007

During the first half of 2007, we increased sales by 4.0 percent to 6,530 million euros. After adjusting for foreign exchange, the rise amounted to 6.8 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, amounted to a highly gratifying 6.6 percent.

All our business sectors contributed to this organic sales growth. Laundry & Home Care turned in a very robust organic growth of 7.5 percent, due primarily to the activities surrounding the Persil centennial. Organic sales of Cosmetics/Toiletries grew by 5.2 percent, exceeding the growth rate of the relevant markets. And the Adhesives Technologies business sector achieved a highly encouraging organic growth rate of 6.9 percent, due in particular to the effect of the mild weather on its construction-related businesses.

Gross margin in the first half of 2007 improved significantly by 1.0 percentage points to 46.8 percent. This increase compared to the prior-year quarter was primarily due to higher prices, a smaller rise in raw material costs and increased capacity utilization. We committed to a disproportionate rise in our marketing, sales and distribution expenditure of 5.5 percent. Our total research and development investment amounted to 176 million euros (+5.4 percent). By contrast, administrative expenses fell by 1.2 percent thanks to our cost-reduction activities and a decrease in project costs. The net balance from other operating income and charges decreased from 85 million euros to 16 million euros. Included in the figure for the first half of the previous year were one-time gains amounting to 16 million euros arising from the sale of the Dial foods business, and 41 million euros generated by the divestment of the

insulating glass sealant and rubber-to-metal bonding chemicals businesses. In the period under review we obtained a one-time gain of 8 million euros from a sale of land.

Operating profit (EBIT) grew by 1.2 percent to 662 million euros, increasing, after adjusting for foreign exchange, by 3.6 percent. The contributions by business sector to this increase amounted to 2.8 percent from Laundry & Home Care (5.6 percent after adjusting for foreign exchange) and 6.5 percent from Cosmetics/Toiletries (9.1 percent). The Adhesives Technologies business sector was also able to increase its operating profit significantly after adjusting for the one-time divestment gains of 41 million euros mentioned above.

Return on sales (EBIT) declined by 0.3 percentage points to 10.1 percent, due primarily to the one-time gains recognized in the second quarter of the previous year. We increased the return on capital employed (ROCE) by 0.5 percentage points to 15.0 percent.

Net financial items improved by 18 million euros to −43 million euros, largely as a result of the higher income from the fund assets that serve to cover our German pension obligations. The tax rate increased slightly to 27.5 percent.

Net earnings for the half year increased by 3.7 percent to 449 million euros, attributable mainly to the strong first quarter results. After minority interests amounting to 10 million euros, net earnings were 439 million euros (+3.5 percent). Earnings per preferred share increased by 3.0 percent to 1.02 euros.

Balance Sheet

The balance sheet total as of June 30, 2007, showed an increase of 240 million euros to 13,586 million euros.

Under the non-current assets heading, intangible assets decreased by 87 million euros, essentially due to the currency translation effects arising from developments in euro parity rates. Financial assets fell by 67 million euros to 498 million euros, as the Accurus investment acquired at year-end 2006 and initially recognized under financial assets was consolidated in the first half of 2007. Furthermore, Ecolab Inc., St. Paul, Minnesota, USA, bought back own shares.

Current assets rose by 474 million euros compared to the figure at the end of the previous year, primarily as the result of an increase in the total value of inventories, trade accounts receivable, other receivables and miscellaneous assets amounting to 432 million euros. Liquid funds also increased by 42 million euros.

Shareholders' equity including minority interests increased by 148 million euros, from 5,547 million euros to 5,695 million euros. Here, net earnings for the half year of 449 million euros were offset by, among other things, a dividend payout of 218 million euros, negative currency translation effects amounting to 70 million euros, and 61 million euros from the Ecolab Inc. share buy-back program. Actuarial gains of 33 million euros increased shareholders' equity.

At 41.9 percent, the equity ratio (shareholders' equity including minority interests as a percentage of total assets) was slightly above the level of the previous year.

Non-current liabilities decreased by 117 million euros. Higher discount rates as a result of the general increase in interest rate levels resulted in a decline in pensions and similar obligations.

The increase of 209 million euros in current liabilities resulted primarily from higher short-term borrowings and trade accounts payable. Net debt, i.e. borrowings less liquid funds, remained at roughly the level of the previous year.

Cash Flow Statement

Cash flow from operating activities amounted to 332 million euros, thus remaining virtually unchanged compared to 2007. Reduced net gains from the disposal of non-current assets, and higher outgoings under the current assets heading coincided with a lower cash inflow from movements in liabilities and provisions.

The **cash flow from investment activities/acquisitions** amounting to −111 million euros was largely the result of reduced acquisition activity in the first half of 2007. Proceeds from divestments were lower than during the same prior-year period.

The **cash flow from financing activities** showed an outflow decrease of 99 million euros compared to the previous year. Although there were increases both in the dividend payout by Henkel KGaA and in net interest outgoings, borrowings also rose by 162 million euros (previous year: 59 million euros).

Free cash flow decreased by 167 million euros to 105 million euros. However, it should be noted that the figure for the prior-year period also included proceeds amounting to 200 million euros from the sale of the Dial foods business and of the businesses that were previously part of Henkel Technologies.

Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 221 million euros, compared to 181 million euros in the previous year. A total of 18 million euros was invested in intangible assets (previous year: 16 million euros).

Acquisitions and Divestments

Effective March 30, 2007, we sold our perfume business Morris Profumi domiciled in Italy to the Italian private equity group Investindustrial. This marginal business no longer fitted with the strategic alignment of the Cosmetics/Toiletries business sector.

Likewise as of March 30, 2007, we divested our Turkish oils and fats business, another non-core activity of the Laundry & Home Care business sector, largely involved in the manufacture and sale of margarines, baking and industrial fats.

On April 13, 2007, we sold non-core activities in the Laundry & Home Care business sector to McBride plc, in particular Chemolux S.à.r.l., a manufacturer of dishwashing detergents domiciled in Luxembourg, and the Chemtec brand under which household cleaners are manufactured and distributed in the UK.

Employees

As of June 30, 2007, the number of employees at Henkel was 52,477. This represents a slight increase compared to the previous year. The proportion of employees working outside Germany remained at 80 percent.

Research and Development

Expenses for research and development rose by 5.4 percent to 176 million euros. As in the previous year, this corresponds to a 2.7 percent share of sales.

Major Participation

Henkel has a 29.6 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the first half of 2007, Ecolab Inc. reported sales of 2,617 million US dollars (+11.5 percent). Net earnings for the half year rose compared to the same period in the previous year by 16.8 percent to 199.8 million US dollars. The market value of this participation as of June 30, 2007, amounted to around 2.3 billion euros.

Report on Major Related Party Transactions

As announced on July 8, 2004, the members of the share-pooling agreement (agreement restricting the transfer of shares) of the Henkel family hold a total of 51.48 percent (133,751,301) of the voting rights in Henkel KGaA. Mr. Albrecht Woeste Dipl.-Ing., Düsseldorf, is the authorized representative of the parties to the Henkel share-pooling agreement. For further details, please refer to the consolidated financial statements published in the Annual Report of 2006.

Jahr Vermögensverwaltung GmbH & Co. KG has announced that its share of voting rights in Henkel KGaA fell below the 3 percent threshold on June 25, 2007, and as of this date amounted to 0.29 percent or 749,609 votes. The voting accord with the parties to the share-pooling agreement, in existence until June 25, 2007, was terminated.

Outlook

Underlying Trading Conditions

Overall, the prospects for a sustained economic upturn are favorable, indicating that we can expect further positive developments in our markets. Recent raw material price rises have again been somewhat steeper. We intend to respond to such developments with selected price increases of our own, while at the same time pursuing our cost-reduction activities. We continue to expect a slight increase in our own raw material and packaging costs.

Opportunities and Risks

We anticipate opportunities arising from the generally favorable world economic situation and the underlying trading conditions of our sectors. We also see opportunities in our innovation initiative and in our increasing involvement in the dynamically developing growth regions.

We see risks in an unexpectedly steep rise in raw material prices and also in intensifying competition, to which we would have to respond with increased market investment levels.

Updated Sales and Profit Forecast 2007

Taking into account the encouraging business developments observed in the first half of the year, we now expect to achieve an organic growth rate (after adjusting for foreign exchange and acquisitions/divestments) of 4 to 5 percent for the full fiscal year.

We continue to expect an increase in operating profit (EBIT) – adjusted for foreign exchange – in excess of organic sales growth.

We likewise expect an increase in earnings per preferred share (EPS) in excess of organic sales growth.

Consolidated Statement of Income

Second Quarter 2007 in million euros

	Q2/2006[1]	%	**Q2/2007**	%	**Change**
Sales	**3,230**	**100.0**	**3,293**	**100.0**	**1.9 %**
Cost of sales	1,750[1]	54.2	1,748	53.1	-0.1 %
Gross profit	**1,480[1]**	**45.8**	**1,545**	**46.9**	**4.5 %**
Marketing, selling and distribution expenses	921[1]	28.5	975	29.6	5.9 %
Research and development expenses	86	2.7	91	2.8	5.8 %
Administrative expenses	167[1]	5.2	153	4.6	-8.4 %
Other operating income	89	2.7	41	1.2	-53.9 %
Other operating charges	36	1.1	28	0.9	-22.2 %
Operating profit (EBIT)	**359**	**11.1**	**339**	**10.3**	**-5.5 %**
Net income from participations	21	0.7	24	0.7	14.3 %
Net interest expense	-48	-1.5	-37	-1.1	-22.9 %
Financial items	**-27**	**-0.8**	**-13**	**-0.4**	**-51.9 %**
Earnings before tax	**332**	**10.3**	**326**	**9.9**	**-1.8 %**
Taxes on income	-84	-2.6	-87	-2.6	3.6 %
Net earnings	**248**	**7.7**	**239**	**7.3**	**-3.6 %**
Minority interests	-5	-0.2	-5	-0.2	0.0 %
Net earnings after minority interests	**243**	**7.5**	**234**	**7.1**	**-3.7 %**
Earnings per preferred share (in euros)	**0.57**		**0.54**		**-5.3 %**
Earnings per ordinary share (in euros)	**0.56**		**0.53**		**-5.4 %**
Diluted earnings per preferred share (in euros)	**0.56**		**0.55**		**-1.8 %**

[1] Restructuring costs have been allocated proportionately to the relevant functions.

January – June 2007 in million euros

	1 – 6/2006[1]	%	**1 – 6/2007**	%	**Change**
Sales	**6,278**	**100.0**	**6,530**	**100.0**	**4.0 %**
Cost of sales	3,403[1]	54.2	3,474	53.2	2.1 %
Gross profit	**2,875[1]**	**45.8**	**3,056**	**46.8**	**6.3 %**
Marketing, selling and distribution expenses	1,813[1]	28.7	1,912	29.4	5.5 %
Research and development expenses	167	2.7	176	2.7	5.4 %
Administrative expenses	326[1]	5.2	322	4.9	-1.2 %
Other operating income	134	2.0	63	1.0	-53.0 %
Other operating charges	49	0.8	47	0.7	-4.1 %
Operating profit (EBIT)	**654**	**10.4**	**662**	**10.1**	**1.2 %**
Net income from participations	34	0.5	43	0.7	26.5 %
Net interest expense	-95	-1.5	-86	-1.4	-9.5 %
Financial items	**-61**	**-1.0**	**-43**	**-0.7**	**-29.5 %**
Earnings before tax	**593**	**9.4**	**619**	**9.4**	**4.4 %**
Taxes on income	-160	-2.5	-170	-2.5	6.3 %
Net earnings for the half year	**433**	**6.9**	**449**	**6.9**	**3.7 %**
Minority interests	-9	-0.1	-10	-0.2	11.1 %
Net earnings after minority interests	**424**	**6.8**	**439**	**6.7**	**3.5 %**
Earnings per preferred share (in euros)	**0.99**		**1.02**		**3.0 %**
Earnings per ordinary share (in euros)	**0.98**		**1.01**		**3.1 %**
Diluted earnings per preferred share (in euros)	**0.98**		**1.02**		**4.1 %**

[1] Restructuring costs have been allocated proportionately to the relevant functions.

Consolidated Balance Sheet

Consolidated Balance Sheet in million euros

	Dec. 31, 2006	%	**June 30, 2007**	%
Intangible assets	5,487	41.1	5,400	39.7
Property, plant and equipment	2,078	15.6	2,086	15.4
Financial assets	565	4.2	498	3.7
Other non-current assets	171	1.3	173	1.3
Deferred tax	363	2.7	273	2.0
Non-current assets	**8,664**	**64.9**	**8,430**	**62.1**
Inventories	1,325	9.9	1,415	10.4
Trade accounts receivable	1,868	14.0	2,105	15.5
Other current receivables and miscellaneous assets	436	3.3	535	3.9
Current tax assets	110	0.8	120	0.9
Liquid funds/Marketable securities	929	7.0	971	7.1
Assets held for sale	14	0.1	10	0.1
Current assets	**4,682**	**35.1**	**5,156**	**37.9**
Total assets	**13,346**	**100.0**	**13,586**	**100.0**

	Dec. 31, 2006	%	**June 30, 2007**	%
Equity excluding minority interests	**5,487**	**41.2**	**5,630**	**41.4**
Minority interests	60	0.4	65	0.5
Equity including minority interests	**5,547**	**41.6**	**5,695**	**41.9**
Pensions and similar obligations	788	5.9	682	5.0
Other long-term provisions	294	2.2	325	2.4
Long-term borrowings	2,322	17.4	2,262	16.7
Other non-current liabilities	126	0.9	161	1.2
Deferred tax	427	3.2	410	3.0
Non-current liabilities	**3,957**	**29.6**	**3,840**	**28.3**
Short-term provisions	992	7.4	942	6.9
Short-term borrowings	1,012	7.6	1,110	8.2
Trade accounts payable	1,494	11.2	1,578	11.6
Other current liabilities	344	2.6	421	3.1
Current liabilities	**3,842**	**28.8**	**4,051**	**29.8**
Total equity and liabilities	**13,346**	**100.0**	**13,586**	**100.0**

Consolidated Statement of Recognized Income and Expense

in million euros

	1 – 6/2006	**1 – 6/2007**
Net earnings	**433**	**449**
Foreign exchange effects	–383	–70
Derivative financial instruments	1	2
Actuarial gains/losses	–30	33
Other gains and losses recognized in equity	–9	1
Shares in associated companies	–	–61
Gains and losses recognized directly in equity	**–421**	**–95**
Total recognized income and expense for the period	**12**	**354**
– Minority shareholders	13	12
– Equity holders of Henkel KGaA	–1	342

Consolidated Cash Flow Statement

Consolidated Cash Flow Statement in million euros

	1 – 6/2006	1 – 6/2007
Operating profit (EBIT)	**654**	**662**
Income taxes paid	–148	–133
Depreciation/write-ups of non-current assets (excluding financial assets)	168	172
Net gains/losses on disposal of non-current assets (excluding financial assets)	–59	–6
Change in inventories	–129	–124
Change in receivables and miscellaneous assets	–434	–392
Change in liabilities and provisions	277	153
Cash flow from operating activities	**329**	**332**
Purchase of intangible assets	–16	–18
Purchase of property, plant and equipment	–181	–221
Purchase of financial assets/acquisitions	–359	–1
Proceeds on disposal of subsidiaries and business units	200	90
Proceeds on disposal of other non-current assets	42	39
Cash flow from investing activities/acquisitions	**–314**	**–111**
Henkel KGaA dividends	–190	–211
Subsidiary company dividends (to other shareholders)	–8	–7
Interest received	27	64
Dividends received	16	17
Interest paid	–145	–198
Dividends and interest paid and received	*–300*	*–335*
Change in borrowings	59	162
Other financing transactions	–18	13
Cash flow from financing activities	**–259**	**–160**
Change in cash and cash equivalents	**–244**	**61**
Effects of exchange rate changes on cash and cash equivalents	–77	–19
Change in liquid funds and marketable securities	**–321**	**42**
Liquid funds and marketable securities at January 1	1,212	929
Liquid funds and marketable securities at June 30	891	971

Computation of Free Cash Flow in million euros

	1 – 6/2006	1 – 6/2007
Cash flow from operating activities	329	332
Purchase of intangible assets	–16	–18
Purchase of property, plant and equipment	–181	–221
Proceeds on disposal of subsidiaries and business units	200	90
Proceeds on disposal of other non-current assets	42	39
Dividends received/Net interest	–102	–117
Free cash flow	**272**	**105**

Henkel Segment Information[1] by Business Sector

Second Quarter 2007 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives Tech-nologies	Corporate	Group
Sales April – June 2007	**1,024**	**769**	**1,440**	**60**	**3,293**
Change versus previous year	–0.3 %	3.2 %	3.1 %	–	1.9 %
Proportion of Henkel sales	31 %	23 %	44 %	2 %	100 %
Sales April – June 2006	1,026	746	1,397	61	3,230
EBITDA April – June 2007	**139**	**109**	**201**	**–23**	**426**
EBITDA April – June 2006	137	106	224	–24	443
Change versus previous year	1.5 %	2.9 %	–9.9 %	–	–3.9 %
Return on sales (EBITDA) April – June 2007	**13.6 %**	**14.1 %**	**14.0 %**	**–**	**12.9 %**
Return on sales (EBITDA) April – June 2006	13.4 %	14.2 %	16.0 %	–	13.7 %
EBIT April – June 2007	**111**	**98**	**162**	**–32**	**339**
EBIT April – June 2006	108	95	187	–31	359
Change versus previous year	2.8 %	3.0 %	–13.7 %	–	–5.5 %
Return on sales (EBIT) April – June 2007	**10.9 %**	**12.7 %**	**11.2 %**	**–**	**10.3 %**
Return on sales (EBIT) April – June 2006	10.6 %	12.7 %	13.4 %	–	11.1 %
Return on capital employed (ROCE) April – June 2007	**16.0 %**	**17.1 %**	**17.6 %**	**–**	**15.4 %**
Return on capital employed (ROCE) April – June 2006	14.6 %	15.8 %	20.2 %	–	15.9 %

January – June 2007 in million euros

Business sectors	Laundry & Home Care	Cosmetics/ Toiletries	Adhesives Tech-nologies	Corporate	Group
Sales January – June 2007	**2,093**	**1,473**	**2,846**	**118**	**6,530**
Change versus previous year	2.8 %	6.1 %	4.2 %	–	4.0 %
Proportion of Henkel sales	32 %	22 %	44 %	2 %	100 %
Sales January – June 2006	2,035	1,388	2,732	123	6,278
EBITDA January – June 2007	**284**	**204**	**388**	**–42**	**834**
EBITDA January – June 2006	280	191	394	–43	822
Change versus previous year	1.4 %	6.7 %	–1.5 %	–	1.4 %
Return on sales (EBITDA) January – June 2007	**13.6 %**	**13.8 %**	**13.6 %**	**–**	**12.8 %**
Return on sales (EBITDA) January – June 2006	13.8 %	13.8 %	14.4 %	–	13.1 %
EBIT January – June 2007	**228**	**180**	**311**	**–57**	**662**
EBIT January – June 2006	222	169	321	–58	654
Change versus previous year	2.8 %	6.5 %	–3.4 %	–	1.2 %
Return on sales (EBIT) January – June 2007	**10.9 %**	**12.2 %**	**10.9 %**	**–**	**10.1 %**
Return on sales (EBIT) January – June 2006	10.9 %	12.1 %	11.8 %	–	10.4 %
Return on capital employed (ROCE) January – June 2007	**16.2 %**	**15.7 %**	**17.0 %**	**–**	**15.0 %**
Return on capital employed (ROCE) January – June 2006	14.5 %	14.7 %	17.5 %	–	14.5 %

[1] calculated on the basis of units of 1,000 euros

Share Split in the Ratio 1:3

On April 16, 2007, the Annual General Meeting resolved to increase the liquidity and attractiveness of Henkel shares through a share split in the ratio 1:3. This change of quotation was executed on June 18, 2007.

Earnings per Share

In calculating earnings per share for the first half of 2007, a proportionate dividend was assumed on the basis of the dividend payout made by Henkel KGaA for fiscal 2006 as there are no mid-year resolutions in General Meeting on the distribution of unappropriated profit.

Taking into account the Stock Incentive Plan, there was a dilution in earnings per preferred share as of June 30, 2007 of less than 1 eurocent versus basic EPS.

Earnings per share

		1 – 6/2006	1 – 6/2007
Net earnings for the half year after minority interests	**in million euros**	**424**	**439**
Number of outstanding ordinary shares		259,795,875	259,795,875
Earnings per ordinary share	**in euros**	**0.98**	**1.01**
Number of outstanding preferred shares[1]		171,498,987	172,935,589
Earnings per preferred share	**in euros**	**0.99**	**1.02**
Dilutive effect arising from Stock Incentive Plan		1,315,506	425,551
Number of potentially outstanding preferred shares[2]		172,814,493	173,361,140
Diluted earnings per preferred share	**in euros**	**0.98**	**1.02**

[1] weighted average of preferred shares

[2] weighted average of preferred shares (adjusted for the potential number of shares arising from the Stock Incentive Plan)

Changes in Treasury Stock

The treasury stock held by the company as of June 30, 2007, amounted to 5,126,595 preferred shares. This represents 1.17 percent of the capital stock and a proportional nominal value of 5.1 million euros.

As a result of options exercised under the Stock Incentive Plan, treasury stock fell during the first half year by 331,899 preferred shares, representing a proportional nominal value of 0.3 million euros (0.08 percent of capital stock).

Accounting and Valuation Policies

The condensed interim consolidated financial statements and the interim group management report were not subjected to a review or an audit as defined in Paragraph 317 HGB (German Commercial Code). The interim consolidated financial statements of the Henkel Group, like the consolidated financial statements for fiscal 2006, have been prepared in accordance with International Financial Reporting Standards (IFRS) and consequently in compliance with IAS 34 "Interim Financial Reporting". The same accounting and valuation principles have been applied as in the case of the 2006 consolidated financial statements.

We have adapted the valuation parameters used in calculating provisions for pensions to prevailing market conditions.

The consolidated tax rate was determined in accordance with IAS 12 using the tax rate of 40 percent applicable to Henkel KGaA. Income taxes generally apply to the full calendar year. Hence, as of the interim balance sheet date of June 30, 2007, the expected tax expense was calculated in proportion to the forecast figure for earnings before tax, with due allowance being made for exceptional items, in order to obtain a reasonable projection for full fiscal 2007.

Since January 1, 2007, application of IFRS 7 "Financial Instruments: Disclosures", the amendment to IAS 1 "Presentation of Financial Statements: Capital Disclosures" and the revised guidance on implementing IFRS 4 "Insurance Contracts" has been mandatory. These standards have no effect on the net assets, financial position or results of operations of Henkel, but do nevertheless give rise to modified and extended disclosure requirements with respect to the consolidated annual financial statements as of December 31, 2007.

Scope of Consolidation

In addition to Henkel KGaA, the consolidated financial statements as of June 30, 2007 include 11 domestic and 197 foreign companies in which Henkel KGaA has the power to govern the financial and operating policies, based on the concept of control. This is generally the case where Henkel KGaA holds, directly or indirectly, a majority of the voting rights. Companies in which not more than half of the shares are held are fully consolidated if Henkel KGaA has the power, directly or indirectly, to govern their financial and operating policies.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

Event after the Interim Balance Sheet Date

On July 6, 2007, the Bundesrat (parliamentary upper house) ratified Germany's 2008 Corporate Tax Reform Act. Among other things, the new law reduces the corporate income tax rate from 25 to 15 percent, commencing fiscal 2008. By contrast, the effective trade income tax rate will increase slightly. In addition, a wider basis of assessment applicable to both corporate and trade income tax will result in an increased income tax burden. Domestic deferred tax assets and liabilities are to be remeasured in accordance with IAS 12.47. Where these are recognized in equity, remeasurement gains and losses will also be shown under equity. In all other cases, remeasurement will be recognized in profit or loss under tax expense/income. This change in tax law had no effect on the interim consolidated financial statements as of June 30, 2007.

Responsibility Statement

To the best of my knowledge, and in accordance with the applicable accounting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Düsseldorf, July 26, 2007

Prof. Dr. Ulrich Lehner
Personally Liable Managing Partner and
Chairman of the Management Board of
Henkel KGaA

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach,
Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

Responsible Care®

THE GLOBAL COMPACT

Calendar

Publication of Report
for the Third Quarter 2007:
Wednesday, November 7, 2007

Fall Press and Analysts' Conference 2007:
Wednesday, November 7, 2007

Press Conference for Fiscal 2007
and Analysts' Meeting 2008:
Wednesday, February 27, 2008

Annual General Meeting of Henkel KGaA 2008:
Monday, April 14, 2008

Up-to-date facts and figures on Henkel
also available on the internet: www.henkel.com

Henkel

A Brand Like a Friend

END